IDT CORPORATION

520 BROAD STREET

NEWARK, NEW JERSEY 07102

April 23, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:	Larry M. Spirgel
Assistant Director

	Re:	IDT Corporation
Form 10-K for the fiscal year ended July 31, 2011
Filed October 11, 2011
Form 10-Q for the quarter ended January 31, 2012
Filed March 12, 2012
File No. 001-16371

Dear Mr. Spirgel:

Set forth below are the responses of IDT Corporation (the “Company”) to the information requests set forth in the letter, dated April 10, 2012, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended July 31, 2011, filed on October 11, 2011 and Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended January 31, 2012, filed March 12, 2012.

For your convenience, we have reprinted the Staff’s requests below prior to the corresponding Company responses.

United States Securities and Exchange Commission
Attn:	Larry M. Spirgel
Assistant Director

April 23, 2012

Form 10-K for the Fiscal Year Ended July 31, 2011

Consolidated Financial Statements, F-1

Note 12—Equity, page F-32

1.           In regards to your Class A and Class B common stock, please clarify your disclosures as to the pertinent rights and privileges of the various securities outstanding, including dividend and liquidation preferences, participation rights and unusual voting rights. See ASC 505-10-50-3.

Response:  We will revise our future Form 10-K filings to include the following in Note 12 under the heading “Class A Common Stock and Class B Common Stock”:

The rights of holders of Class A common stock and Class B common stock are identical except for certain voting and conversion rights and restrictions on transferability. The holders of Class A common stock and Class B common stock receive identical dividends per share when and if declared by the Company’s Board of Directors. In addition, the holders of Class A common stock and Class B common stock have identical rights in liquidation. The Class A common stock and Class B common stock do not have any other contractual participation rights. The holders of Class A common stock are entitled to three votes per share and the holders of Class B common stock are entitled to one-tenth of a vote per share. Each share of Class A common stock may be converted into one share of Class B common stock, at any time, at the option of the holder. Shares of Class A common stock are subject to certain limitations on transferability that do not apply to shares of Class B common stock.

Note 15—Legal Proceedings, page F-38

2.           We note from your disclosures on page 32 that you are involved in a number of legal proceedings in the ordinary course of business. We further note from your disclosures on page F-38 that as of July 31, 2011 you have not accrued a liability in regards to a Swedish Tax Agency judgment imposing taxes, penalties, and interest as you have determined that a loss from this judgment is not probable. With regards to such disclosures, please tell us and revise your disclosures in future filings to address the following:

United States Securities and Exchange Commission
Attn:	Larry M. Spirgel
Assistant Director

April 23, 2012

a.
tell us how you concluded that an unfavorable outcome was not probable considering the nature of the litigation, claim, or assessment, the advanced progress of the case, the opinions or views of legal counsel and other advisers, the experience of your company in similar cases, and the experience of other enterprises in similar cases;

Response:  On August 5, 2011, the Administrative Court in Gothenburg, Sweden rejected our appeal and upheld the Swedish Tax Agency’s imposition of a value added tax (“VAT”) assessment including penalties and interest. In a letter to our in-house counsel dated September 27, 2011, our Swedish counsel reviewed the Administrative Court’s ruling, and after an analysis of the facts and circumstances and Swedish tax law, they concluded that our telecommunications services should not be subject to Swedish VAT. Accordingly, they stated that they believed that the Judgment would not be upheld by the Administrative Court of Appeal in Gothenburg, and that our appeal would be successful. Aside from the legal merits of our defense, our view on the likely outcome of this matter was influenced by the fact that in an earlier proceeding in this case, the Administrative Court of Appeal ruled in our favor in reversing a seizure order that had been granted by the Administrative Court against us.  Since, to our knowledge, no new evidence had since come to light, it seemed appropriate to assume that the Administrative Court of Appeal would reach the same conclusion. Primarily as a result of this analysis and additional consultation with our Swedish counsel, we determined that a loss from the Swedish Tax Agency’s assessment was not probable, and accordingly, we did not record an accrual for the assessment in our consolidated financial statements for the year ended July 31, 2011. On April 10, 2012, we were informed by the Court that the Swedish Tax Agency filed a pleading with the Court, in which it stated that it supports our appeal on this matter, thus the Tax Agency no longer believes that we are subject to the claimed VAT in Sweden. The Tax Agency’s view is not binding for the Administrative Court of Appeal, but our Swedish counsel has informed us that it believes that the Court will render a judgment in line with the parties’ now shared view.

We intend to revise our disclosures in future filings to add to our disclosure that the Swedish Tax Agency has changed its view on this matter and now supports our appeal and to update the potential exposure for VAT, penalties and interest from July 2008 through the then current period.

United States Securities and Exchange Commission
Attn:	Larry M. Spirgel
Assistant Director

April 23, 2012

b.	tell us your consideration given to including a discussion regarding your policy for accruing for such contingencies and also how you considered disclosing the amounts accrued to date;

Response:  Our policy for accruing for such contingencies is disclosed in Note 1-Description of Business and Summary of Significant Accounting Policies to the consolidated financial statements in the Form 10-K under the heading “Contingencies”, which includes the following:

“The Company accrues for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When the Company accrues for loss contingencies and the reasonable estimate of the loss is within a range, the Company records its best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company discloses an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred.”

When we accrue an estimated loss from a loss contingency pursuant to ASC 450-20-25-2, we disclose the amount accrued, as per ASC 450-20-50-1, if it is necessary for the financial statements not to be misleading. The decision to disclose the amount accrued would generally be based on whether the amount accrued is material to any one of our financial statements, namely our balance sheet, income statement or statement of cash flows, in which case we would disclose the amount.

Following is our response to this comment 2(b), how we considered disclosing the amounts accrued to date, for each of the matters that are included in Note 15-Legal Proceedings:

Swedish VAT: Please see our response to comment 2(a) above.

Broadstripe, LLC: As stated in the last sentence of the disclosure regarding this matter in the Form 10-K, we believed that the Company had not incurred the claimed liability and that the overall outcome was more likely to be neutral or positive for the Company. The amount claimed was in our opinion, a litigation tactic designed primarily to improve Broadstripe’s negotiating position. Subsequently, on November 9, 2011, the parties entered into a binding term sheet to settle the disputes, and on January 17, 2012, we received $1.8 million from Broadstripe, LLC in settlement of our claim. The settlement was disclosed in Note 8-Legal Proceedings to the Consolidated Financial Statements in our Form 10-Q for the quarter ended October 31, 2011 and Note 3-Other Operating Gains (Loss), Net to the Consolidated Financial Statements in our Form 10-Q for the quarter ended January 31, 2012.

United States Securities and Exchange Commission
Attn:	Larry M. Spirgel
Assistant Director

April 23, 2012

Alexsam, Inc.: The $10.1 million accrued at July 31, 2011 was disclosed in the last sentence of the disclosure related to this matter in the Form 10-K, because we determined that it was necessary for the financial statements not to be misleading.

Aerotel: The $14.0 million accrued at July 31, 2011 was disclosed in the next to last sentence of the disclosure related to this matter in the Form 10-K, because we determined that it was necessary for the financial statements not to be misleading.

Israel Union for Environmental Defense (the “Union”): The issue in this matter is whether an oil shale exploratory license was properly granted to our former subsidiary, IEI, and the Union seeks an order to set aside or cancel the license. We determined that it was not probable that the license, with a nominal carrying value, had been impaired at July 31, 2011, therefore no estimated loss was accrued.

Southwestern Bell Telephone Company: As disclosed in the last sentence of the disclosure regarding this matter in the Form 10-K, as of October 11, 2011, the date of our filing of the Form 10-K, we were unable to form an estimate of any potential liabilities to us related to this matter.

T-Mobile: Please see our response to comment 3 below.

Tyco: Our complaint is based upon Tyco’s failure to comply with the obligations under the settlement agreement described in the disclosure, to negotiate the terms of an indefeasible right to use the Wavelengths in good faith, and to provide us with the Wavelengths. There is no loss contingency for this matter.

SEC and DOJ investigations: There is no loss contingency for these ongoing investigations at this time.

c.
if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y; and

United States Securities and Exchange Commission
Attn:	Larry M. Spirgel
Assistant Director

April 23, 2012

Response:  We agree that ASC 450-20-50-3 and 4 require an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made, if there is at least a reasonable possibility that an additional loss may have been incurred and an exposure to loss exists in excess of the amount accrued. In addition, we understand that additional disclosures may be necessary in accordance with the Interpretive Response to Question 2 of SAB Topic 5Y. Please see our response to comment 2(d) below.

d.	please provide the proposed revised disclosures that you intend to include in future filings to address the above bullet points.

Response:  We included in the first paragraph of Note 15-Legal Proceedings in the Form 10-K that the amount of the VAT assessment including penalties and interest was approximately SEK 147 million ($23.3 million) for the period from January 2004 through June 2008, and our estimate of our potential exposure for VAT, penalties and interest for the period from July 2008 through July 2011 was an additional SEK 38 million ($6.0 million) in accordance with  ASC 450-20-50-3(a), although an accrual was not recorded because it was not probable that a liability had been incurred (ASC 450-20-25-2(a)). We intend to revise our disclosures in future filings related to the Swedish VAT assessment (1) to add to our disclosure that the Swedish Tax Agency has changed its view on this matter and now supports our appeal and (2) to update the potential exposure for VAT, penalties and interest from July 2008 through the then current period. Regarding the Alexsam, Aerotel and Southwestern Bell Telephone Company matters, in future filings we will disclose an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred. As discussed in response to comment 2(b) above, there is no loss contingency for the ongoing SEC and DOJ investigations at this time.

3.           In regards to the T-Mobile USA Inc. complaint, we note that the company entered into a binding term sheet with T-Mobile on October 12, 2011 and made a $10 million payment to T-Mobile on October 13, 2011. We also note that the Form 10-K was filed on October 11, 2011. However, in the disclosure the company stated it would conduct a vigorous defense and was unable to form an estimate of any potential liabilities. In regards to the settlement, please answer the following:

a.	Explain in detail the triggering events for the loss recognition during first quarter ending October 31, 2011.

United States Securities and Exchange Commission
Attn:	Larry M. Spirgel
Assistant Director

April 23, 2012

Response:  The triggering event for the loss recognition was the signing of a binding term sheet on October 12, 2011 to settle the litigation. Pursuant to the term sheet, we agreed to pay $10 million to T-Mobile on or before October 13, 2011, and the parties agreed to execute and file a dismissal of the suit following T-Mobile’s receipt of the payment. In addition, the parties agreed to prepare and execute a formal settlement agreement, including full and complete broad mutual general releases and covenants not to sue.

b.
Explain why the company did not recognize as an accrual or disclose the information about this loss contingency which was obtained before the release of the financial statements, indicating that a liability was incurred at the balance- sheet date or that there was a possibility of such incurrence.

Response:  We did not recognize an estimated loss for the T-Mobile complaint as of July 31, 2011 because, prior to the signing of the term sheet on October 12, 2011, it was not probable that a liability had been incurred, nor could we reasonably estimate an amount or range of loss. Although there were ongoing discussions between the parties prior to October 11, 2011, there were significant disagreements about the merits of each party’s position, and as a result the parties were far apart as to the terms of any potential settlement. Those discussions had been underway intermittently for some time, and the Company could not presume that the current round would be any more successful than previous attempts. However, since both parties wanted to avoid the cost and outcome uncertainties of the trial that was scheduled to begin on October 24, 2011, a meeting was scheduled and held in the afternoon of October 11, 2011 at the offices of T-Mobile in Bellevue, Washington, and numerous conversations were held via telephone on October 12, 2011. Regardless of the scheduled meeting, on October 11, 2011, at the time that we filed our Form 10-K, there was no information indicating that a settlement had been agreed in principal or that a liability was incurred at July 31, 2011. Instead, we expected that the trial would commence and we intended to conduct a vigorous legal defense as well as litigate our counter assertions to seek damages from T-Mobile. Only during the day on October 12, 2011 did the parties reach an agreement to dismiss the disputes and a brief term sheet was drafted and executed, with an understanding that a formal settlement agreement would subsequently be negotiated and signed. The last minute settlement was also the result of a religious holiday commencing Wednesday evening October 12, 2011 which would last through October 15, 2011, and during which key individuals negotiating the settlement would be unavailable, and the circumstance that lawyers were set to board planes to travel for pretrial motions that were due by October 14, 2011.

United States Securities and Exchange Commission
Attn:	Larry M. Spirgel
Assistant Director

April 23, 2012

As stated in ASC 450-20-50-5,

“Disclosure is preferable to accrual when a reasonable estimate of loss cannot be made. For example, disclosure shall be made of any loss contingency that meets the condition in paragraph 450-20-25-2(a) but that is not accrued because the amount of loss cannot be reasonably estimated (the condition in paragraph 450-20-25-2(b)). Disclosure also shall be made of some loss contingencies that do not meet the condition in paragraph 450-20-25-2(a)—namely, those contingencies for which there is a reasonable possibility that a loss may have been incurred even though information may not indicate that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.”

Therefore, in accordance with ASC 450-20-50-4 and 5, we disclosed the nature of the contingency, including that T-Mobile had claimed $44 million in damages, as well as a statement that we were currently unable to form an estimate of any potential liabilities.

Although the parties signed the binding term sheet and we made the $10 million payment, to date the parties have not completed and executed the formal settlement agreement, nor has the stipulation of dismissal of the complaint been filed. As a result, on February 9, 2012, T-Mobile filed a Motion to Enforce the Settlement seeking an order enforcing the binding term sheet executed between the parties. We opposed this motion. (See Note 8-Legal Proceedings to the Consolidated Financial Statements in our Form 10-Q for the quarter ended January 31, 2012). We believe the inability to complete the formal settlement agreement reinforces our description above of the fluidity of our negotiations with T-Mobile, and is an indicator that the tenor of the discussions between the parties could change from October 11, 2011 to October 12, 2011.

United States Securities and Exchange Commission
Attn:	Larry M. Spirgel
Assistant Director

April 23, 2012

Note 16—Commitment and Contingencies, page F-41

4.           With respect to each of your remaining tax obligations as a result of tax audits, please clarify what you mean by stating that you have adequately provided for the obligation, and fully comply with the disclosure requirements of FASB ASC 450-20, including an estimate of the possible loss or range of loss. In this regard, please tell us whether you have considered both asserted and unasserted claims when accruing for probable contingent liabilities and when disclosing reasonably possible losses.

Response:  As disclosed in Note 16-Commitments and Contingencies in the Form 10-K, as of July 31, 2011, we had accrued an aggregate of $7.0 million related to audits in various jurisdictions for various taxes. Our statement that we believed we had adequately provided for all of the obligations for these taxes meant that we had accrued for the estimated loss from these audits in accordance with ASC 450-20-25-2. Specifically, it was probable that a liability had been incurred at July 31, 2011 and the amount of loss could be reasonably estimated. In addition, we disclosed the aggregate accrued amount.  This approach was based on the statement of the Staff on December 6, 2010, at the 2010 AICPA National Conference on Current SEC and PCAOB Developments, that it does not object to aggregated quantified disclosures for asserted claims, provided the disclosure complies with ASC 450. Finally, we considered both asserted and unasserted claims when accruing for probable contingent liabilities, although as of July 31, 2011, unasserted claims were only relevant relative to the New York City utility tax audit of IDT Energy, a former subsidiary of the Company.
In our future filings, we will replace the statement “The Company believes that it has adequately provided for all of the obligations for these taxes” with “The Company has accrued for the estimated loss from these audits for which it is probable that a liability has been incurred at [the reporting date]”. In addition, we will state whether it is reasonably possible that a loss or additional loss may have been incurred, and we will disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. We will continue to consider both asserted and unasserted claims when disclosing the reasonably possible losses.

Regarding the remaining tax obligations, for which we had accrued an aggregate of $3.8 million, as a result of tax audits at January 31, 2012 that were disclosed in Note 9-Commitments and Contingencies to the Consolidated Financial Statements in the Form 10-Q, please note the following:

New Jersey sales and use tax audit: We accrued $2.1 million for the $2.1 million judgment, which is for the period from January 2002 through December 2005. The statute of limitations has expired for 2006 and 2007. The issue that was the subject of the audit has been corrected for 2008 and thereafter, so the same facts and circumstances do not apply to periods subsequent to the audit period. Accordingly, we do not believe an exposure to loss exists in excess of the amount accrued, and we do not consider it probable that an as yet unasserted claim will be asserted for this audit.

United States Securities and Exchange Commission
Attn:	Larry M. Spirgel
Assistant Director

April 23, 2012

New York City utility excise tax audit: We accrued $0.9 million for the proposed assessment of $2.5 million, which is for the period from January 2004 through December 2009. In February 2012, we settled the matter and paid $0.9 million. The audit assessment has since been brought up to date for the period from January 2010 through December 2011 and was settled for a nominal amount in April 2012. The issue that was the subject of the audit has been corrected in December 2011 and thereafter, so the same facts and circumstances do not apply to periods subsequent to the audit period. Accordingly, we do not believe an exposure to loss exists in excess of the amount accrued, and we do not consider it probable that an as yet unasserted claim will be asserted for this audit.

Florida communications services tax: We accrued $0.3 million for the proposed assessment of $2.7 million, which is for the period from June 2002 through May 2005. The statute of limitations has expired for the remainder of 2005, 2006 and 2007. The issue that was the subject of the audit has been corrected for 2008 and thereafter, so the same facts and circumstances do not apply to periods subsequent to the audit period. Accordingly, we do not consider it probable that an as yet unasserted claim will be asserted for this audit. In future filings, we will disclose that our reasonably possible liability for this audit in excess of the amount accrued is between nil and $2.4 million.

We also acknowledge the following:

●	we are responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	we may not assert Staff comments as a defense in any proceeding initiated by

●	the Commission or any person under the federal securities laws of the United States.

****

United States Securities and Exchange Commission
Attn:	Larry M. Spirgel
Assistant Director

April 23, 2012

Thank you for your assistance in this matter.  Please feel free to contact me at (973) 438-3660 if you have any questions regarding this matter.

Respectfully submitted,

IDT Corporation

By:	/s/ Marcelo Fischer
Marcelo Fischer
Senior Vice President of Finance